UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January and February, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

January 27, 2006	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF

ALBERTA STAR SIGNS A HISTORIC “ 5 YEAR COOPERATION AND BENEFITS AGREEMENT” WITH THE SAHTU DENE & METIS-DELINE DISTRICT, NWT, WITHIN THE CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER, AND URANIUM DISTRICT IN THE NORTHWEST TERRITORIES

Tim Coupland, President and CEO of Alberta Star Development Corp., listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that Alberta Star has formally signed a five year Co-operation and Benefits Agreement with the Deline Land Corporation representing the Sahtu & Métis people of Deline,  Deline District, Great Bear Lake,  NWT.

Alberta Star’s President and CEO, Tim Coupland,  who signed this historic agreement with Leroy Andre, President of the Deline Land Corporation, commented: “This is a historic day for Alberta Star, the Sahtu Dene & Métis and for the development of mineral exploration in the Great Bear Lake region of the Northwest Territories. We are honoured to be the very first Canadian Mineral exploration company to negotiate, complete and sign a Cooperation and Benefits Agreement with the Sahtu Dene & Métis in this region. Alberta Star was prepared to play a leadership role within the industry by being the first mineral exploration company to be a signatory to this groundbreaking agreement which was signed in the spirit of fairness and mutual respect.

We have worked extremely hard together during the negotiation and consultation process in order to complete and ratify this agreement which was considered fair and balanced to all of the  parties involved.

Alberta Star and its Board of Directors would like to thank Leroy Andre, President of the Deline Land Corporation, the Sahtu Dene & Métis and the Community of Deline, Northwest Territories for their hard work, community input, and hospitality and for their vote of support for the Contact Lake iron oxide copper, gold, silver and uranium project.”

CONTACT LAKE “IRON OXIDE COPPER/ GOLD/ SILVER URANIUM PROJECT”

The Contact Lake claim block consists of  20,517.24 hectares (51,473.96 acres) located 7 kilometers southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and 423 kilometers north of the city of Yellowknife. The Contact Lake project is located 5 kilometers from two past producing copper-silver-uranium-cobalt-nickel mines; the Echo Bay Mine produced 23,779,178 ounces of silver and the Eldorado Uranium Mine produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine situated on the Company’s property is a former past producer of high-grade silver and uranium. The Contact Lake claim block and surrounding area exhibit extensive IOCG style hydrothermal alteration, including large mineralized gossans that exceed one kilometer in lateral extent. This area has not been properly explored using advanced 21st century geophysical exploration techniques and incorporating the newly developed IOCG-epithermal deposit model.

Alberta Star has now confirmed the presence of high grade copper, gold, silver, cobalt, nickel, bismuth mineralization including uranium that are coincident with large airborne geophysical anomalies that have never been properly sampled and systematically drill tested. Alberta Star is also very excited about the widespread presence of gold within the sampled areas at Contact Lake.

    Alberta Star remains the only mineral exploration company that has successfully completed the rigorous permitting process for diamond drilling and exploration in this Sahtu Dene Land settlement area.  Alberta Star completed its drill permitting while simultaneously acquiring a large strategic land package of advanced stage poly-metallic projects in one of Canada’s historically important iron oxide, copper, gold, silver cobalt and uranium mineral districts prior to the rapid rise of base and precious metals prices including gold and more specifically uranium metal prices.

CONTACT LAKE FIVE YEAR CLASS “A” DRILLING PERMIT ISSUED-FULLY PERMITTED

Alberta Star has been granted a Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling at Contact Lake. The diamond drilling permit is valid until August 24, 2010. Alberta Star is the very first mineral exploration company in over eight years to receive a Class “A”- Five Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and drilling, and is now fully permitted for diamond drilling in the Sahtu Dene land settlement area. Alberta Star is the very first Canadian mineral exploration company in over 75 years to successfully control an entirely contiguous land package from the northwestern extension of Eldorado Uranium Mine to the southeastern extension of Contact Lake Belt.

STOCK OPTIONS

Alberta Star further announces that it has granted incentive stock options to its directors, officers, consultants and employees to acquire up to 3,250,000 common shares in its capital stock, exercisable for up to three years at a price of $0.60 per share. These stock options replace those previously granted as disclosed in the Company’s news release dated Oct 3, 2005.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s in-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

January 31, 2006	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF

 ALBERTA STAR MAKES FORMAL APPLICATION FOR AN ADDITIONAL 25,000 METER “CLASS A- 5 YEAR DRILL PERMIT” FOR ITS ELDORADO IRON OXIDE COPPER, GOLD, SILVER, AND URANIUM PROJECT IN THE PORT RADIUM URANIUM DISTRICT.

Alberta Star Development Corp., listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that it has made formal application for an additional 25,000 meter drill program at Port Radium/Eldorado uranium district and is awaiting final approval from the Sahtu Land and Water Board (SLWB) for this “Class A- 5 year drill permit”, at it’s Eldorado Iron oxide, copper, gold, silver, and uranium project located in Canada’s Northwest Territories.  .

Tim Coupland, President & CEO commented: “This is good news for Alberta Star and for mineral and uranium exploration in Canada and the Great Bear Lake region of the Northwest Territories. Alberta Star intends to develop an area with a history of high grade mineral production that is recognized to be one of the most prospective IOCG areas anywhere in the world. The Port Radium- Eldorado uranium district was one of the top uranium producing areas in Canada during the 1930’s and 1940’s, with over 15 million pounds of historic uranium production. Alberta Star has now completed one full season of comprehensive exploration and confirmed the presence of high grade copper, gold silver, cobalt, nickel, bismuth and uranium mineralization in an area that has not been properly explored using advanced 21st century geophysical exploration techniques and incorporates the newly developed IOCG-epithermal deposit model type applications. This regional land package, which contains six former and past producing silver and uranium mines, will now allow Alberta Star to gain maximum exposure to all base and precious metals including uranium during the upcoming 2006 drilling season.  Alberta Star is actively involved in the continuing search for iron oxide, copper, gold, silver and uranium (IOCG) deposits which has gained momentum in Canadian mineral exploration due to their large size potential and poly-metallic grades of mineralization including sizeable amounts of uranium.  This second 25,000 meter drill permit will now allow Alberta Star to focus additional exploration and diamond drilling in two distinct areas between Contact Lake and the Port Radium, Echo Bay, Crossfault Lake uranium mine, and Eldorado mine areas with history of high grade poly-metallic and uranium mineral production. Alberta Star has assembled a highly regarded IOCG technical group of experts with advanced uranium exploration expertise that will oversea the direction of the project.”

The current January 30, 2006 spot prices in $US: Uranium $37.00 US per pound, and Gold $568.20 oz.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s in-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

 Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

February 15, 2006	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF

CONNORS DRILLING LTD. APPOINTED DRILL CONTRACTOR FOR THE CONTACT LAKE COPPER GOLD & URANIUM (IOGG) PROJECT.

Tim Coupland, President of Alberta Star Development Corp. (ASX), listed on the TSX Venture Exchange and on the OTCBB (ASXSF), is pleased to report that the Company has appointed Connors Drilling Ltd. as the drill contractor for the Contact Lake Copper, Gold and Uranium IOCG Project. Connors Drilling Ltd. is a Canadian drilling company that has provided drilling services to the mining industry since 1926. Three drills will be mobilized to the Contact Lake Camp shortly as weather permits for a full season of diamond drilling. All core from the drill holes will be 50.80 millimeters in diameter known as NQ-2 in the trade. Alberta Star recently completed several geophysical programs at Contact Lake and the results were successful in detecting several large and strongly anomalous zones that are coincident with known showings of iron oxide gold type (IOCG) and related poly-metallic mineralization that includes uranium.

The Company has targeted 5 large strongly anomalous zones with several secondary anomalies within the intensely altered target areas at Contact Lake for detailed follow-up exploration and diamond drilling. A 15,000 meter drilling program is expected to begin in late April/May at Contact Lake and continue into the fall of 2006. Alberta Star will be using Boyles BBS-25A Drills, a self -propelled, Twin Otter transportable diamond drill that has proven preferable in environmentally sensitive areas of Canada’s Arctic.

DRILLING 15,000 METER DRILL PROGRAM

A recently completed interpretation report by Dr. Hamid Mumin covering the various geophysical data sets and available geological information relating to the Contact Lake property recommends the execution of additional ground based geophysics such as localized Induced Polarization/Resistivity (IP/Res) over selected portions of the high-amplitude magnetic anomalies, mapping and line-cutting followed by a comprehensive 15,000 meter drill program, targeting high-priority areas. The scheduled 30 holes will be drilled to an average depth of 200 - 500 meters per hole using a Boyles 25A. Drilling is expected to commence in late April 2006.

The accompanying table gives a summary of selected high-grade poly-metallic results from reconnaissance and detailed work completed this summer at the Contact Lake project. The complete listing of assay results and detailed mapping is now available on Alberta Star’s corporate website at www. Alberta-star.com.

GOLD MINERALIZATION DISCOVERED AND CONFIRMED AT CONTACT LAKE

Alberta Star’s summary of selected gold assay results from detailed reconnaissance along the Contact Lake Mineral Belt, NWT. Included are the following Gold sample results:

	Sample Location	Sample No.	Copper (%)	Gold (g/t)	Silver (g/t)	Cobalt (ppm)	Uranium (ppm)	Bismuth (ppm)	Zinc (ppm)
Thompson Showing	0458894W/7318716N	158055	5.45	6.20	104.6	1065	1301	3016	508
	0458886W/7318709N	203845	31.32	0.20	437.0	150	2	10	541
	Crushed rock pile giving 15,000 cps (TC1) on cintillometer	203914	1.75	3.4	81.4	6330	3651	2013	482
J-1 Zone	0460732W/7323150N	203936	3.09	1.80	15.5	308	4	89	58
K-2 Gossan	K-2 gossan	203817	2.26	0.70	5.0	2042	6	36	106
	K-2 gossan	203822	0.82	1.00	4.6	4160	4	36	30

HIGH GRADE SILVER MINERALIZATION DISCOVERED AND CONFIRMED AT CONTACT LAKE

Alberta Star’s summary of selected high grade silver assay results from detailed reconnaissance along the Contact Lake Mineral Belt, NWT. Included are the following Silver sample results:

	Sample Location	Sample No.	Copper (%)	Gold (g/t)	Silver (g/t)	Cobalt (ppm)	Uranium (ppm)	Bismuth (ppm)	Zinc (ppm)
Thompson Showing	0458894W/7318716N	158055	5.45	6.20	104.6	1065	1301	3016	508
	0458886W/7318709N	203845	31.32	0.20	437.0	150	2	10	541
	Crushed rock pile giving 15,000 cps (TC1) on cintillometer	203914	1.75	3.4	81.4	6330	3651	2013	482
Bornite Lake (South Trench)	0464525W/7319932N	158059	2.18	<.1	57.7	54	5	6	331
	0464525W/7319932N	158060	2.27	<.1	48.9	63	7	3	768
South Contact Showing	0466247W/7317385N	203777	2.61	<.1	22.4	1872	0.92%	2534	111
Contact Lake Mine Site (Crushed Rock)	Old shaft	203901	>1.00	0.4	950	2869	0.82%	3.42%	167

HIGH GRADE COPPER MINERALIZATION DISCOVERED AND CONFIRMED AT CONTACT LAKE

Alberta Star’s summary of selected high grade copper assay results from detailed reconnaissance along the Contact Lake Mineral Belt, NWT. Included are the following Copper sample results:

	Sample Location	Sample No.	Copper (%)	Gold (g/t)	Silver (g/t)	Cobalt (ppm)	Uranium (ppm)	Bismuth (ppm)	Zinc (ppm)
South Contact Showing	0466247W/7317385N	203777	2.61	<.1	22.4	1872	0.92%	2534	111
	466271W/7317378N	203835	32.34	0.20	273.0	1202	6	1338	153
Coastal Copper Showing	0463543W/7322144N	203929	18.85	1.00	88.7	27	2	330	0165
Thompson Showing	0458894W/7318716N	158055	5.45	6.20	104.6	1065	1301	3016	508
	0458886W/7318709N	203845	31.32	0.20	437.0	150	2	10	541
	Crushed rock pile giving 15,000 cps (TC1) on scintillometer	203914	1.75	3.4	81.4	6330	3651	2013	482

HIGH GRADE COBALT MINERALIZATION DISCOVERED AND CONFIRMED AT

CONTACT LAKE

Alberta Star’s summary of selected high grade cobalt assay results from detailed reconnaissance along the Contact Lake Mineral Belt, NWT. Included are the following Cobalt sample results:

	Sample Location	Sample No.	Copper (%)	Gold (g/t)	Silver (g/t)	Cobalt (ppm)	Uranium (ppm)	Bismuth (ppm)	Zinc (ppm)
K-2 Zone West	0460380W/7323611N	203755	5.85	2.7	12.0	0.71	2	121	44
	8m 215° from 203755	203912	0.67	0.3	1.7	0.41	7	19	73

HIGH GRADE URANIUM MINERALIZATION DISCOVERED AND CONFIRMED AT CONTACT LAKE

	Sample Location	Sample No.	Copper (%)	Gold (g/t)	Silver (g/t)	Cobalt (ppm)	Uranium (ppm)	Bismuth (ppm)	Zinc (ppm)
South Contact Showing	0466247W/7317385N	203777	2.61	<.1	22.4	1872	0.92%	2534	111
	0466271W/7317378N	203835	32.34	0.20	273.0	1202	Tr	1338	153
	Old shaft	203901	>1.00	0.4	>200	2869	0.82%	>4000	167

CONTACT LAKE-5 YEAR CLASS “A” DRILLING PERMIT ISSUED-FULLY

PERMITTED

Alberta Star has been granted a Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling at Contact Lake. The diamond drilling permit is valid until August 24, 2010.  Alberta Star is the very first mineral exploration company in over 10 years to receive a Class “A”-5 Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and drilling. Alberta Star is fully permitted for diamond drilling in the Sahtu Dene & Métis land settlement are and is the very first Canadian mineral exploration company in over 75 years to successfully stake and control one entirely contiguous land package from the northwestern extension of Eldorado Uranium Mine to the southeastern extension of Contact Lake Belt. Alberta Star has just formally signed a historic five-year Co-operation and Benefits Agreement with the Deline Land Corporation representing the Sahtu & Metis people of Deline District, NWT supporting their drilling activity at Contact Lake.

CONTACT LAKE IRON-OXIDE HOSTED COPPER GOLD AND URANIUM

PROJECT (IOCG)

The Contact Lake property is Alberta Star’s prospective Olympic Dam style (IOCG) Iron-Oxide, Copper, Gold, +Cobalt, Silver, Nickel, Bismuth & Uranium exploration project at Contact Lake in Canada’s world famous Great Bear Magmatic Zone (GBMZ), Northwest Territories. Alberta Star’s focus is to identify, acquire and develop late stage mineral exploration projects where there is a reasonable expectation of identifying and yielding a world-class bulk tonnage deposit.

WWW.ALBERTA-STAR.COM

Investors are encouraged to visit the company’s fully interactive website at www.albertastar.com and view the ongoing work being conducted at the Contact Lake Copper, Gold and Uranium (IOCG) project. The web-site will allow shareholders to view details of the work programs, and drilling that will be conducted at the Company’s Contact Lake Iron-Oxide Copper Gold Project in Canada’s Northwest Territories. All shareholders and the general public will be able to access the company’s web-site and view photographs of field crews and the camp, as well as drilling as it is completed. All exploration data is fully available on the web-site with color images of the detailed helicopter airborne magnetic VTEM and TFI (Total Field Magnetics) survey over a total fifty square kilometers and a ground based geophysics consisting of ground based total field magnetic survey and radiometric total count scintillometer survey along 100 meter spaced cut lines with 12.5 meter spaced stations covering a 3 kilometer by 1 kilometer block along the Contact Lake Belt.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131 Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake Project.

These results have been prepared under the guidance of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. and Actlabs Laboratories Ltd.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.